Giovanni Caruso Partner 345 Park Avenue	Direct Main Fax	212.407.4866 212.407.4000 212.937.3943
New York, NY 10154	gcaruso@loeb.com

VIA EDGAR

December 5, 2024

Division of Corporation Finance
U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Stacie Gorman
Dorrie Yale Peter McPhun Kristina Marrone

Re:

NewHold Investment Corp. III

Draft Registration Statement on Form S-1

Submitted November 5, 2024

Amendment No. 1 to Draft Registration Statement on Form S-1

Submitted November 7, 2024

CIK No.: 0002043699

Dear Ms. Gorman:

On behalf of our client, NewHold Investment Corp. III, a Cayman Islands exempted company (the “Company”), we hereby respond to the comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”) with respect to the above-referenced Draft Registration Statement on Form S-1 submitted on November 7, 2024 (the “Draft Registration Statement”) contained in the Staff’s letter dated December 4, 2024 (the “Comment Letter”). Concurrently with the submission of this letter, the Company is submitting an amendment to the Draft Registration Statement (the “Amended Draft Registration Statement”) via EDGAR for review in accordance with the procedures of the Securities and Exchange Commission.

In order to facilitate the review by the Staff of the Amended Registration Statement, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Comment Letter.

Draft Registration Statement on Form S-1

Cover Page

1.	We note your disclosure in paragraphs 7 and 8. Please revise to address the finder’s fees, advisory fees, consulting fees or success fees you may pay, as disclosed on page 15. Also, we note your disclosure on page 45 regarding paying other persons or entities salaries for advisory or other services. Please clarify if such amounts are to be paid out of the administrative fee. Please provide disclosure regarding this compensation here and in the tables on pages 15 and 121. Further, please describe the extent to which compensation and the issuance of securities may result in a material dilution of the purchasers’ equity interests including that the anti- dilution rights associated with the founder shares may result in material dilution. Additionally, please revise to state whether the exercise of the private warrants on a cashless basis and the conversion of the working capital loans into units may result in a material dilution of the purchasers’ equity interests. Please similarly revise your disclosure on pages 16 and 121 outside the table to clearly state that the conversion of the warrants on a cashless basis may result in material dilution. Please refer to Items 1602(a)(3), 1602(b)(6), and 1603(a)(6) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on the cover page and on pages 15, 16, 120 and 121 of the Amended Draft Registration Statement.

2.	In paragraph 8, please revise the cross-reference so that it is highlighted by prominent type or in another manner. Please refer to Item 1602(a)(5) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure in paragraph 8 on the cover page of the Amended Draft Registration Statement.

3.	We note your disclosure on the cover page that you do not “intend” to use proceeds to pay a possible excise tax. Please revise to clearly state that you will not use proceeds to pay the possible excise tax, if true. Further, please add risk factor disclosure to describe, if applicable, the risk that if existing SPAC investors elect to redeem their shares such that their redemptions would subject you to the stock buyback excise tax, the remaining shareholders that did not elect to redeem may economically bear the impact of the excise tax.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on the cover page and on pages 2 and 92 of the Amended Draft Registration Statement. The Company advises the Staff that the risk factor referenced in the Staff’s comment is not applicable.

Summary, page 1

4.	Please revise the appropriate section of your Summary to disclose that your ability to identify and evaluate a target company may be impacted by significant competition among other SPACs in pursuing a business combination transaction candidate and that significant competition may impact the attractiveness of the acquisition terms that you will be able to negotiate. In this regard, we note your disclosure on page 60 that there are numerous other entities seeking targets with which you will compete.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 14 of the Amended Draft Registration Statement.

Sponsor Information, page 14

5.	We refer to your statement that Samy Hammad, Polly Schneck and Charlie Baynes- Reid hold voting and investment discretion with respect to the sponsor’s securities, and all are managing members. However, we also note that you only refer to Mr. Hammad and Ms. Schneck as holding direct or indirect material interests in the sponsor. Please revise your disclosures to reconcile, or advise. Please also clarify your reference to the non-managing sponsor investors in your discussion of those with direct or indirect material interests in your sponsor. Please file any agreements or forms of agreements with the non-managing sponsor investors as exhibits or advise us why they are not material.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 14 and 120 of the Amended Draft Registration Statement. The non-managing sponsor investors will own private units and founder shares indirectly through the purchase of non-managing membership interests in the Company’s sponsor. As such, the non-managing sponsor investors will not enter into any agreements with the Company with respect to the purchase of the private units and the founder shares. For the avoidance of doubt, the non-managing sponsor investors have not entered into any agreements with the Company in relation to any other matter, arrangement or transaction.

Founder Shares, page 25

6.	We note your statement that your sponsor, officers, and directors have agreed to waive redemption rights with respect to founder shares and public shares, and have agreed to vote founder shares and public shares in favor of the initial business combination. Please revise here, and elsewhere as appropriate, to add corresponding disclosures regarding any private shares owned by them.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure throughout the Amended Draft Registration Statement.

7.	We refer to your statement on page 27 that if the non-managing sponsor investors purchase “all” of the units for which they have expressed an interest, then they will potentially have different interests than your public shareholders in approving an initial business combination because of their indirect ownership of founder shares. Please revise to clarify why such investors would not have these different interests if they purchased less than “all” of the units for which they have expressed an interest.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 27, 34, 38, 141, 163 and 167 of the Amended Draft Registration Statement.

Appointment and removal. . . Voting Rights, page 29

8.	We refer to your statement that no public shares will be needed to approve an initial business combination, assuming all outstanding shares are voted and based on the requirement of approval of the transaction by the affirmative vote of at least a majority of the votes cast. Please explain the calculation that is the basis for that statement, or advise.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 30, 40, 54, 138, and 176 of the Amended Draft Registration Statement.

Use of Proceeds, page 101

9.	We note your statement in footnote 5 that you have assumed the cost for the office and administrative support for only 12 months. Given that you have up to 24 months to complete the initial business combination, please advise why you have not included costs assuming you continue for that period of time, and how you expect to cover those costs if not from proceeds held outside the trust. Please also explain the calculation for the amount, since we note your disclosure that you will reimburse your sponsor $40,000 per month for use of office space and for administrative support.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 102 and 112 of the Amended Draft Registration Statement.

Proposed Business

Sponsor Information, page 119

10.	Please revise the table on page 122, and also on page 19, to clarify, if true, that the 180 day restriction is the lock-up agreement with the underwriters, and also that such restriction can be waived with the prior written consent of BTIG, as you disclose on page 203.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 19 and 124 of the Amended Draft Registration Statement.

Executive Officer and Director Compensation, page 155

11.	Please revise to discuss the shares to be issued to your officers and directors, as disclosed on page 14, and the nature of such issuance.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 157 of the Amended Draft Registration Statement.

Please do not hesitate to contact Giovanni Caruso of Loeb & Loeb LLP at (212) 407-4866 with any questions or comments regarding this letter.

Sincerely,

/s/ Giovanni Caruso
Giovanni Caruso
Partner

cc: Kevin Charlton

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